UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on August 6, 2024 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated July 28, 2026: Safe Bulkers, Inc. Reports Second Quarter 2026 Results and Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2026

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Report on Financial Results of Second Quarter and Six-Month period ended June 30, 2026 and
Declaration of Dividend on Common Stock

Monaco – July 28, 2026 -- Safe Bulkers, Inc. (the "Company") (NYSE/Euronext Athens: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six-month periods ended June 30, 2026. The Board of Directors (the "Board") of the Company also declared a cash dividend of $0.075 p er share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Six Months 2026	Six Months 2025
Net revenues	87.5	74.4	72.6	73.1	65.7	161.9	130.1
Net income	35.2	22.2	11.8	17.8	1.7	57.4	8.9
Adjusted Net income[1]	30.6	20.7	15.9	13.9	3.0	51.3	10.7
EBITDA[2]	54.8	42.2	33.3	40.1	24.2	97.0	53.1
Adjusted EBITDA [2]	50.3	40.7	37.4	36.1	25.5	91.0	54.9
Earnings per share basic and diluted[3]	0.33	0.20	0.10	0.15	0.00	0.52	0.05
Adjusted Earnings per share basic and diluted [3]	0.28	0.18	0.14	0.12	0.01	0.46	0.06

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	20,642	17,095	17,050	15,507	14,857	18,862	14,756
Daily vessel operating expenses[5]	6,207	5,223	5,683	5,104	6,607	5,718	6,192
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	5,445	5,147	5,057	5,060	5,604	5,297	5,575
Daily general and administrative expenses[7]	1,738	1,783	1,922	1,762	1,809	1,760	1,710

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 7.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 7. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain /(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 7.

3 Earnings per share ("EPS") and Adjusted EPS represent Net Income and Adjusted Net income less preferred dividend divided by the weighted average number of shares respectively. See Table 7.

4 Time charter equivalent ("TCE") rate represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 8.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the number of ownership days for such period. See Table 8.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by the number of ownership days for such period. See Table 8.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by the number of ownership days for such period. See Table 8.

Selected financial highlights
In million U.S. Dollars	Q2 2026 (June 30, 2026)	Q1 2026 (March 31, 2026)	Q4 2025 (December 31, 2025)	Q3 2025 (September 30, 2025)	Q2 2025 (June 30, 2025)
Total cash[8]	142.9	181.2	162.8	123.9	125.3
Undrawn revolving credit facilities[9]	200.1	193.2	219.5	266.5	187.5
Unsecured debt[10]	113.7	114.5	116.7	116.6	116.5
Secured debt[11]	397.7	429.5	423.4	399.7	436.1
Total debt[12]	511.4	544.0	540.1	516.3	552.6
Number of vessels at period end	46	45	45	45	47
Average age of fleet	10.34	10.63	10.39	10.13	10.26
Net debt per vessel[13]	8.0	8.1	8.4	8.7	9.1

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "In line with our financial performance  in the second quarter of 2026, which was supported by a relative strong charter market, we increased our quarterly dividend to $7.5 cents per share. The basic components of our policies, which include a strong balance sheet, liquidity and capital resources, conservative leverage and fleet renewal with newbuilds replacing older tonnage, reflect our ability to operate a continuously upgraded, modern fleet with improved competitive characteristics, means we have the financial resources to invest when required, and reward our shareholders".

Safe Bulkers, Inc. Becomes the First Shipping Company with Common Stock trading on both the NYSE and Euronext Athens

In June 2026, the Company’s issued shares of common stock commenced trading on Euronext Athens under the ticker symbol “SB” and ISIN code: MHY7388L1039. The Euronext platform provides access to European capital markets, including Oslo, Milan, Paris, Brussels, Amsterdam, Dublin, Lisbon and Athens. By listing its common stock on the Main Market of the Regulated Securities Market of Euronext Athens, the Company aims to broaden and diversify its shareholder base in Europe. The Company’s common stock will continue to be primarily listed on NYSE. Company’s series C preferred stock and series D preferred stock are listed only on NYSE.

Issuance of the 2025 Sustainability Report

In May 2026, the Company made publicly available the 2025 Sustainability Report which has been prepared in accordance with the Global Reporting Initiative (''GRI'') Sustainability Reporting Guidelines, in accordance with the GRI Standards and the Sustainability Accounting Standards Board (''SASB'') recommendation for maritime transport, alongside additional indicators that are materially important to the Company and its stakeholders. The report reflects the Company's continued commitment to proactively managing environmental risks, supporting the communities in which it operates, and strengthening its governance framework in line with evolving regulatory requirements and stakeholders' expectations. The report is available for download and can be accessed from the Company's website using the link:   www.safebulkers.com/sustainability2025

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 U ndrawn borrowing capacity under revolving reducing credit facilities.

10 Unsecured debt represents the five-year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

11 Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

12 Total Debt represents Unsecured debt plus Secured debt.

13 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at period's end.

Ten Million Shares of Common Stock Repurchase Program

In December 2025, the Company authorized a program under which it might from time to time in the future purchase up to 10,000,000 shares of the Company’s common stock. Should the maximum number of shares of the Company’s common stock be purchased pursuant to the aforementioned program, it would represent approximately 9.8% of the shares of the Company’s common stock outstanding and 20.0% of its public float. The program does not obligate the Company to purchase shares of the Company’s common stock, and it may be modified or terminated at any time without prior notice. Any such purchases would be made in NYSE in the open market in compliance with applicable laws and regulations, and that purchases on the open market would be conducted within the safe harbor provisions of Regulation 10b-18 under the Securities Exchange Act of 1934, as amended. As of July 24, 2026, t he Company had purchased and cancelled 515,469 shares of common stock under the aforementioned program. The purchases were funded using the Company’s existing cash resources.

Environmental Investments - Dry-Dockings

The Company is gradually renewing its fleet by ordering newbuilds with advanced energy efficiency characteristics designed to meet the International Maritime Organization (the " IMO") regulations related to the Phase 3 reduction of greenhouse gas emissions (the "IMO GHG Phase 3") and nitrogen oxide emissions (the "IMO NOx Tier III"), while selectively selling older vessels.

In parallel, the Compa ny is continuing the environmental upgrade program of its existing fleet, having upgraded 25 vessels as of July 24, 2026. The cost of low-friction paint applications that are part of the environmental upgrades is recorded as operating expenses, while the cost of energy saving devices is capitalized and recorded as capital expenditures.

Fleet renewal and environmental upgrades in existing fleet lead to fuel savings and lower GHG emissions.

As of July 24, 2026, the Company expects 114 down time days for the third quarter of 2026 and 36 down time days for the fourth quarter of 2026 relating to scheduled vessel repairs and upgrades ..

Fleet Update

As of July 24, 2026, we had a fleet of 46 vessels, two of which are held for sale, consisting of eight Panam a x, 14 Ka msarmax, 17 P ost-Panamax and seven Capesize class vessels, with a total carrying capacity of 4.5 million dwt and an average age of 10.4 years. Our fleet includes 14 IMO GHG Phase 3 - NOx Tier III ships built from 2022 or later and 11 eco-ships built from 2014 onwards. Furthermore, we have 20 vessels equipped with exhaust gas cleaning devices ("Scrubbers''), including all of our Capesize class vessels, which generate additional earnings under charter agreements, providing for variable consideration based on bunker consumption.

Orderbook

As of July 24, 2026, we had an orderbook of 10 IMO GHG Phase 3 - NOx Tier III newbuilds of which 9 Kamsarmax class, including two dual-fuel methanol vessels, and one Capesize class vessel. Two of those Kamsarmax newbuilds are scheduled to be delivered within 2026, two in 2027, one in 2028 and four in 2029. The Capesize class newbuild is scheduled to be delivered in 2029.

In more detail, since January 1, 2026, the Company has entered into the following agreements:

In January 2026, we entered into agreements for the acquisition of two 82,500 dwt, dry-bulk Chinese Kamsarmax class newbuild vessels, with scheduled deliveries in the third quarter of 2028 and the first quarter of 2029, respectively.

In May 2026, we entered into agreements for the acquisition of two 82,000 dwt, dry-bulk Japanese Kamsarmax class newbuild vessels, with scheduled deliveries in the second and third quarter of 2029, respectively.

In June 2026, we entered into an agreement for the acquisition of one 82,000 dwt, dry-bulk Japanese Kamsarmax class newbuild vessel with scheduled delivery in the first half of 2029.

In June 2026, we entered into an agreement to acquire an 182,000 dwt, dry-bulk Japanese Capesize class newbuild vessel with scheduled delivery in the second half of 2029.

Kamsarmax newbuild orders are sister vessels to existing vessels in our fleet.

Newbuild deliveries

In April 2026, the Company took delivery of the Japanese-built Kamsarmax class Katerina, its thirteenth IMO GHG Phase 3 - NOx Tier III newbuild vessel.

In June 2026, the Company took delivery of the Japanese-built Kamsarmax class Maritsa, its fourteenth IMO GHG Phase 3 - NOx Tier III newbuild vessel.

Vessel sales

In February 2026, we entered into an agreement for the sale of the Michalis H, a 2012 Chinese-built, Capesize class dry-bulk vessel, for a gross sale price of $35.2 million. The vessel was delivered to her new owners in April 2026.

In May 2026, we entered into agreements for the sale of two vessels, Xenia, a 2006 Japanese-built Post-Panamax dry bulk vessel, for a gross sale price of $12.8 million, and Pedhoulas Commander, a 2008 Japanese-built Kamsarmax dry bulk vessel, for a gross sale price of $14.7 million. Both vessels are expected to be delivered to their new owners with their scheduled dry-dockings due, upon completion of their current voyages. Both vessels are debt-free.

Chartering our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels under both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. Period time charters provide us with visible and relatively stable cash flows, while the vessels we deploy in the spot market allow us to increase our revenues in high charter market conditions, or to maintain our employment flexibility in low charter market conditions providing an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is arranged by our Managers14 without any management commission.

During th e second quarter of 2026, w e operated 45.13 vessels on average, earning a TCE of $20,642, compared to 46.75 vessels earning a TCE of $14,857 during the same period in 2025.

During the six-month period ended June 30, 2026 , w e operated 45.07 vessels on average, earning an average TCE of $18,862 compared to 46.38 vessels earning an average TCE of $14,756 during the same period in 2025 ..

14 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management Limited, each of which is referred to herein as "our Manager" and collectively "our Managers".

As of July 24, 2026, we employed, or had contracted to emplo y: (i) 14 vessels in the spot time charter market (with an original duration of up to three months) and (ii) 33 vessels in the period time charter market (with an original duration in excess of three months). Of the vessels chartered in the period time charter market, six have an original duration of more than two years. As of July 24, 2026, the average remaining charter duration across our fleet was 0.4 years and we had contracted revenue of approximately $164.2 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the additional compensation related to the use of Scrubbers.

In relation to our Capesize class vessels, as of July 24, 2026, all seven were chartered under period time charters, five of which have remaining charter durations exceeding one year. The average remaining charter duration of our Capesize class vessels was 1.7 years and the average daily charter hire was $24,580, resulting in a contracted revenue of approximately $105.4 million, net of commissions and excluding the Scrubber benefit.

Our contracted fleet employment profile as of July 24, 2026, is presented in Table 1 below.

Table 1: Contracted employment profile of fleet ownership days as of July 24, 2026

2026 (remaining)	53%
2026 (full year)	79%
2027	10%
2028	3%

Debt

As of June 30, 2026, our consolidated debt before deferred financing cost s was $519.2 mil lion, including the €100 million - 2.95% p.a. fixed coupon, non-amortizing, unsecured bond issued in February 2022, maturing in February 2027. Our consolidated leverage,15 based on vessels' market valuations, was approximately 30%. O ur weighted average interest rate during the three-month period ended June 30, 2026 was 5.10% inclusive of the applicable loan margin .. During the three-month period ended June 30, 2026 , we made scheduled principal payments of $5.0 million and voluntary principal payments of $27.0 million. T he repayment schedule of our debt as of June 30, 2026, is presented in Table 2 below:

Table 2: Debt repayment Schedule a s of June 30, 2026

(in USD million)

Ending December 31,	2026	2027	2028	2029	2030	2031	2032	2033-2034	Total
Secured debt	23.7	66.3	77.8	35.0	72.2	67.3	27.1	35.7	405.1
Unsecured debt	—	114.1	—	—	—	—	—	—	114.1
Total debt	23.7	180.4	77.8	35.0	72.2	67.3	27.1	35.7	519.2
Fleet scrap value[16]									313.6

15 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, as provided by independent broker valuers on quarter-end, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

16 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt"), excluding any held for sale vessels, and market scrap rate of $470.0/lwt ton (Clarksons data) on June 30, 2026 and $470.0/lwt ton (Clarksons data) on July 24, 2026.

Liquidity, capital resources, capital expenditure requirements and debt as of June 30, 2026

As of June 30, 2026, we had a fleet of 46 vessels, two of which were held for sale, and an orderbook of 10 newbuilds. In relation to our orderbook, excluding the Capesize class newbuild, we had paid $91.5 million and had $277.2 million of remaining capital expenditure requirements. The Capesize class newbuild is financed through a finance lease under a bareboat charter agreement, with purchase option for the Company.

We had $142.9 million in cash, cash equivalents, bank time deposits, and restricted cash, and had $200.1 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. The gross sale proceeds of our held for sale vessels amount to $27.5 million. Furthermore, we had contracted revenue of approximately $153.8 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity, excluding our held for sale vessels, in connection to two debt-free vessels and nine newbuilds upon their delivery.

In relation to capital expenditure requirements of the nine newbuilds, excluding the Capesize class newbuild which will be acquired through a finance lease, $61.4 million is payable in 2026, $81.5 million in 2027, $42.8 million in 2028 and $91.5 million in 2029.

The scrap value16 of our fleet was $313.6 million and the outstanding consolidated debt before deferred financing cost s was $519.2 million, including the unsecured bond ..

Liquidity, capital resources, capital expenditure requirements and debt as of July 24, 2026

As of July 24, 2026, we had a fleet of 46 vessels, two of which were held for sale, and an orderbook of 10 newbuilds. In relation to our orderbook, excluding the Capesize class newbuild, we had paid $91.5 million and had $277.2 million of remaining capital expenditure requirements. The Capesize class newbuild is financed through a finance lease under a bareboat charter agreement, with purchase option for the Company.

We had $153.2 million in cash, cash equivalents, bank time deposits, restricted cash, and had $204.5 million in undrawn borrowing capacity available under existing revolving reducing credit facilities. The gross sale proceeds of our two held for sale vessels amount to $27.5 million. Furthermore, we had contracted revenue of approximately $164.2 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity , excluding our held for sale vessels, in connection to two debt-free vessels and nine newbuilds upon their delivery.

In relation to capital expenditure requirements of the nine newbuilds, excluding the Capesize class newbuild which will be acquired through a finance lease, $61.4 million was payable in 2026 , $81.5 million in 2027 , $42.8 million in 2028 and $91.5 million in 2029.

The scrap value16 of the fleet, excluding our held for sale vessels, was $313.6 million and the outstanding consolidated debt before deferred financing costs was $514.0 million, including the unsecured bond.

Dividend Policy

On July 28, 2026, the Board of the Company declared a cash dividend on the Company’s common stock of $0.075 per share which is payable on August 26, 2026, to the shareholders of record of the Company’s common stock at the close of trading on August 13, 2026. The record date is common for both NYSE and Euronext Athens markets. The ex-dividend date established by the NYSE is expected to be August 13, 2026. The ex-dividend date for dividends payable to holders of shares via Euronext Securities Athens is expected to be August 12, 2026. As of July 24, 2026, the Company had 101,833,473 shares of common stock issued and outstanding.

On July 1, 2026, the Board of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from April 30, 2026 to July 29, 2026. The dividend is payable on July 30, 2026 to all shareholders of record as of July 17, 2026 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

On June 17, 2026, the Board of the Company declared a cash dividend on the Company’s common stock of $0.06 per share which was paid on July 16, 2026, to all shareholders of record of the Company’s common stock at the close of trading on June 30, 2026.

In April 2026, the Board of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares and Series D preferred shares for the period from January 30, 2026 to April 29, 2026. The dividend was paid on April 30, 2026 to all shareholders of record as of April 17, 2026 of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

In February 2026, the Board of the Company declared a cash dividend on the Company's common stock of $0.05 per share which was paid on March 18, 2026, to all shareholders of record of the Company's common stock at the close of trading on March 2, 2026.

In January 2026, the Board of the Company declared a cash dividend of $0.50 per share on each of its Series C preferred shares and Series D preferred shares for the period from October 30, 2025, to January 29, 2026 which was paid on January 30, 2026, to all shareholders of record as of January 16, 2026, of the Series C Preferred Shares and of the Series D Preferred Shares, respectively.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of the Company. There is no guarantee that the Company’s Board will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition, cash requirements, and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal, and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

NYSE Dividend Information

For shareholders who hold their shares of Common Stock in NYSE through DTC, no action is required and dividend payments will proceed as previously.

Euronext Athens Dividend Information

Dividends declared by the Company are denomi nated in U.S. dollars. The shares of Common Stock on the NYSE and Euronext Athens will have the same record date for dividend payments. The ex-dividend date for Euronext Athens is expected to be one business day earlier than the ex-dividend date for the NYSE, taking into account the prevailing settlement rules in these markets. For shareholders who hold their shares of Common Stock through Euronext Securities Athens, dividends will be paid in U.S. dollars to the relevant Euronext Securities Athens participant. The payment will be transmitted through intermediaries, including DTC, and there may be additional time required for receipt following the payment date, including due to time zone considerations. Shareholders holding shares of Common Stock through Euronext Securities Athens and wishing to receive dividends in euros should consult their Euronext Securities Athens participant, broker, or custodian regarding the applicable currency conversion arrangements and any associated fees ..

Conference Call

On Wednesday, July 29, 2026 , at 10:30 U.S. Eastern Time / 17:30 Eastern European Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll-Free Dial In). Please quote “Safe Bulkers” to the operator and/or conference ID 13761987. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.safebulkers.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2026 Results

During the second quarter of 2026, we operated in an improved charter market environment compared to the same period in 2025 , with increased revenues due to higher charter hires and increased earnings from scrubber-fitted vessels. During the second quarter of 2026, w e operated 45.13 vessels on average, earning an average TCE of $20,642 compared to 46.75 vessels earning an average TCE of $14,857 during the same period in 2025. T he Company's net income for the second quarter of 2026 was $35.2 million compared to $1.7 million during the same period in 2025. The main factors driving the change in net income are as follows:

Net revenues: Net revenues increased by 33% to $87.5 million for the second quarter of 2026, compared to $65.7 million for the same period in 2025. The increase was primarily due to higher revenues from charter hires and scrubber-fitted vessels.

Vessel operating expenses: Vessel operating expenses decreased to $25.5 million for the second quarter of 2026 compared to $28.1 million for the same period in 2025, mainly due to the following factors: (i) decreased crew wages and expenses of $10.7 million for the second quarter of 2026 , compared to $10.9 million for the same period in 2025 , mainly due to the decreased average number of vessels operating during the second quarter of 2026 ; (ii) repairs and maintenance expenses, excluding dry-docking expenses, decreased to $2.0 million compared to $2.8 million for the same period in 2025, mainly due to the decreased average number of vessels operating during the second quarter of 2026 compared to the same period in 2025 ; and (iii) dry-docking expenses decreased to $2.8 million, related to two fully completed and one partially completed dry-dockings during the second quarter of 2026 , compared to $4.1 million related to four fully completed dry-dockings for the same period in 2025 .. The Company expenses dry-docking and pre-delivery costs as incurred, which vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $3.1 million and $4.3 million for the second quarter of 2026 and 2025, respectively, vessel operating expenses decreased by 7% to $22.3 million during the second quarter of 2026 from $23.8 million during the same period of 2025. Dry-docking expenses are related to the number of dry-dockings in each period while pre-delivery expenses are related to the number of newbuild deliveries and second-hand acquisitions in each period. Some shipping companies may defer and amortize dry-docking expenses, while many do not include dry-docking expenses within vessel operating expenses but present these separately.

Depreciation: Depreciatio n expenses decreased to $14.5 million for the second quarter of 2026, compared to $15.1 million for the same period in 2025, mainly due to the decreased average number of vessels during the second quarter of 2026.

Foreign currency (loss)/gain: Foreign currency gain amounted to $0.8 million for the second quarter of 2026, compared to a loss of $6.9 million for the same period in 2025, due to the prior period unrealized loss on the valuation of the €100 million bond as the result of the effect of the appreciation of the EUR against the USD.

Gain/(loss) on derivatives: Loss on derivatives amounted to $0.4 million for the second quarter of 2026, compared to a gain of $5.7 million for the same period in 2025, due to the prior period unrealized gain on foreign currency agreements fair value.

Gain on sale of assets: Gain on sale of assets for the second quarter of 2026 amounted to $4.1 million, as a result of a gain from the sale of the Michalis H .. No vessels were sold during the same period in 2025 ..

Interest expense: Interest expense decreased to $6.1 million in the second quarter of 2026 from $7.8 million for the same period in 2025, as the result of the decreased weighted average loan outstanding of $531.8 million during the second quarter of 2026, compared to $549.8 million for the same period in 2025, and the decreased weighted average interest rate of 5.10% during the second quarter of 2026, compared to 5.69% for the same period in 2025, affected by the lower USD rates environment ..

Daily vessel operating expenses17: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 6% to $6,207 for the second quarter of 2026 compared to $6,607 for the same period in 2025. Daily vessel operating expenses excluding dry-docking and predelivery expense s decreased by 3% to $5,445 for the second quarter of 2026 compared to $5,604 for the same period in 2025 ..

Daily general and administrative expenses17: Daily general and administrative expenses, which include management fees payable to our Man agers and daily company administration expenses, decreased by 4% to $1,738 for the second quarter of 2026, compared to $1,809 for the same period in 2025, due to the effect of the depreciation of the EUR against the USD.

17  See Table 8

Management Discussion of Six-month period ended June 30, 2026

During the six-month period ended June 30, 2026 , we operated in an improved charter market environment compared to the same period in 2025, with increased revenues due to higher charter hires and increased earnings from scrubber-fitted vessels. During the six-month period ended June 30, 2026 , w e operated 45.07 vessels on average, earning an average TCE of $18,862 compared to 46.38 vessels earning an average TCE of $14,756 during the same period in 2025 .. T he Company's net income for the six-month period ended June 30, 2026 was $57.4 million compared to $8.9 million during the same period in 2025. The main factors driving the change in net income are as follows:

Net revenues: Net revenues increased by 24% to $161.9 million for the six-month period ended June 30, 2026, compared to $130.1 million for the same period in 2025. The increase was primarily due to higher revenues from charter hires and scrubber-fitted vessels.

Vessel operating expenses: Vessel operating expenses decreased by 10% to $46.6 million for the six-month period ended June 30, 2026 compared to $52.0 million for the same period in 2025. The decrease was mainly due to the following factors: (i) lower costs for spare parts, stores, and provisions, which decreased to $11.6 million for the six-month period ended June 30, 2026, from $13.2 million for the same period in 2025 as a result of the decreased average number of vessels operating during the six-month period ended J une 30, 2026; (ii) lower crew wages and expenses which decreased to $21.3 million for the six-month period ended J une 30, 2026, from $21.5 million for the same period in 2025, mainly due to the decreased average number of vessels operating during the six-month period ended J une 30, 2026; (iii) lower repair and maintenance expenses, which decreased to $3.5 million from $4.7 million for the same period in 2025 due to decreased unscheduled repairs during the six-month period ended J une 30, 2026;  and (iv) lower dry-docking expenses, which decreased to $2.8 million, related to two fully completed and one partially completed dry-dockings during the six-month period ended J une 30, 2026 , compared to $5.0 million related to five fully completed dry-dockings for the same period in 2025. The Company expenses dry-docking and pre-delivery costs as incurred, which vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $3.4 million and $5.2 million for the six-month periods ended June 30, 2026 and 2025, respectively, vessel operating expenses decreased by 8% to $43.2 million during the six-month period ended June 30, 2026 from $46.8 million during the same period of 2025 .. Dry-docking expenses are related to the number of dry-dockings in each period while pre-delivery expenses are related to the number of newbuild deliveries and second-hand acquisitions in each period. Some shipping companies may defer and amortize dry-docking expenses, while many do not include dry-docking expenses within vessel operating expenses but present these separately.

Depreciation: Depreciatio n expenses decreased by $0.9 million or 3% to $28.9 million for the six-month period ended June 30, 2026 , compared to $29.8 million for the same period in 2025 , mainly due to the decreased average number of vessels during the six-month period ended June 30, 2026.

Foreign currency (loss)/gain: Foreign currency gain amounted to $3.1 million for the six-month period ended June 30, 2026 , compared to a loss of $9.9 million for the same period in 2025 , due to the prior period unrealized loss on the valuation of the €100 million bond as the result of the effect of the appreciation of the EUR against the USD.

Gain/(Loss) on derivatives: Loss on derivatives amounted to $1.2 million for the six-month period ended June 30, 2026 , compared to $8.1 million gain for the same period in 2025 , due to the prior period unrealized gain on foreign currency agreements.

Voyage expenses: Voyage expenses increased to $9.6 million for the six-month period ended June 30, 2026 , from $8.6 million for the same period in 2025 mainly due to increased bunke r consumption costs for scrubber fitted vessels under charter agreements, which provide for variable consideration based on the bunkers consumption.

Gain on sale of assets: Gain on sale of assets for the six-month period ended June 30, 2026 amounted to $4.1 million, as a result of a gain from the sale of the Michalis H .. No vessels were sold during the six-month period ended June 30, 2025 ..

Interest expense: Interest expense decreased to $12.6 million in the six-month period ended June 30, 2026 from $15.2 million for the same period in 2025, as the result of the decreased weighted average loan outstanding of $540.1 million during the six-month period ended June 30, 2026, compared to $540.7 million for the same period in 2025 and the decreased weighted average interest rate of 5.13% during the six-month period ended June 30, 2026, compared to 5.70% for the same period in 2025 , affected by the lower USD rates environment ..

Daily vessel operating expenses17: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 8% to $5,718 for the six-month period ended June 30, 2026 compared to $6,192 for the same period in 2025. Daily vessel operating expenses excluding dry-docking and predelivery expense s decreased by 5% to $5,297 for the six-month period ended June 30, 2026 compared to $5,575 for the same period in 2025.

Daily general and administrative expenses: Daily general and administrative expenses, which include management fees payable to our Man agers and daily company administration expenses, increased by 3% to $1,760 for the six-month period ended June 30, 2026 , compared to $1,710 for the same period in 2025 , due to the increase in the management fees payable to our Man agers as a result of the effect of the appreciation of the EUR versus the USD.

Balance sheet

Assets held for sale: As of June 30, 2026, we had classified the assets and liabilities directly associated with the vessels Xenia, built in 2006, and Pedhoulas Commander, built in 2008, as assets held for sale and presented them on the balance sheet separately under current assets in the amount of $20.9 million, which represented the net book value of the vessels and their inventories.

Financial Statements and other financial information

The following unaudited interim financial information is presented below:

Table 3: Condensed Consolidated Balance Sheets as of December 31, 2025 and June 30, 2026.

Table 4: Condensed Consolidated Statements of Income for the three-month and six-month periods ended June 30, 2025 and 2026.

Table 5: Condensed Consolidated Statement of Shareholders’ Equity for the six-month periods ended June 30, 2025 and 2026.

Table 6: Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2025 and 2026.

Financial information reconciliations and other operating data are presented in the following tables:

Table 7: Reconciliation of Adjusted Net income, EBITDA, Adjusted EBITDA and Adjusted Earnings per share for the three month and six-month periods ended June 30, 2025 and 2026.

Table 8: Fleet data and Average daily indicators reconciliation for the three month and six-month periods ended June 30, 2025 and 2026.

Table 9: Market trend information and detailed fleet and employment profile as of July 24, 2026.

TABLE 3

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2025	June 30, 2026
ASSETS
Cash and cash equivalents	141,579	43,742
Time deposits	11,569	90,795
Other current assets	47,453	55,880
Assets held for sale	—	20,930
Vessels, net	1,105,584	1,106,619
Advances for vessels	87,299	101,202
Restricted cash non-current	9,675	8,375
Other non-current assets	23	1,618
Total assets	1,403,182	1,429,161
LIABILITIES AND EQUITY
Current portion of long-term debt	42,371	171,564
Other current liabilities	26,687	39,297
Long-term debt, net of current portion	497,772	339,884
Other non-current liabilities	5,645	8,140
Shareholders’ equity	830,707	870,276
Total liabilities and equity	1,403,182	1,429,161

TABLE 4

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
	2025	2026	2025	2026
REVENUES:
Revenues	68,689	91,221	135,904	169,001
Commissions	(2,944)	(3,756)	(5,811)	(7,145)
Net revenues	65,745	87,465	130,093	161,856
EXPENSES:
Voyage expenses	(4,342)	(4,466)	(8,561)	(9,623)
Vessel operating expenses	(28,107)	(25,461)	(51,975)	(46,613)
Depreciation	(15,108)	(14,498)	(29,796)	(28,886)
General and administrative expenses	(7,696)	(7,129)	(14,353)	(14,349)
Gain on sale of assets	—	4,105	—	4,105
Operating income	10,492	40,016	25,408	66,490
OTHER (EXPENSE) / INCOME:
Interest expense	(7,841)	(6,083)	(15,243)	(12,618)
Other finance cost	(125)	(127)	(350)	(255)
Interest income	1,106	1,590	2,331	3,130
Gain/(loss) on derivatives	5,669	(387)	8,054	(1,175)
Foreign currency (loss)/gain	(6,937)	828	(9,851)	3,092
Amortization and write-off of deferred finance charges	(666)	(680)	(1,406)	(1,301)
Net income	1,698	35,157	8,943	57,363
Less Preferred dividend	2,000	2,000	4,000	4,000
Net (loss)/ income available to common shareholders	(302)	33,157	4,943	53,363
Earnings per share basic and diluted	—	0.33	0.05	0.52
Weighted average number of shares	102,483,778	101,830,027	103,764,090	101,997,252

TABLE 5

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(In thousands of U.S. Dollars)

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of January 1, 2025	105	40	324,137	507,336	831,618
Net income for the six-months ended June 30, 2025	—	—	—	8,943	8,943
Repurchase and cancellation of common Stock	(3)	—	(10,679)	—	(10,682)
Share based compensation	—	—	75	—	75
Preferred share dividends declared	—	—	—	(4,000)	(4,000)
Common share dividends declared	—	—	—	(10,378)	(10,378)
Balance at June 30, 2025	102	40	313,533	501,901	815,576

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of January 1, 2026	102	40	313,276	517,289	830,707
Net income for the six-months ended June 30, 2026	—	—	—	57,363	57,363
Repurchase and cancellation of common Stock	—	—	(2,647)	—	(2,647)
Share based compensation	—	—	75	—	75
Preferred share dividends declared	—	—	—	(4,000)	(4,000)
Common share dividends declared	—	—	—	(11,222)	(11,222)
Balance at June 30, 2026	102	40	310,704	559,430	870,276

TABLE 6

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands of U.S. Dollars)

	Six-Month Period Ended
	June 30,
	2025	2026
Cash Flows from Operating Activities:
Net income	8,943	57,363
Adjustments to reconcile Net income to net cash provided by operating activities
Depreciation and amortization	29,797	28,886
Gain on sale of assets	—	(4,105)
Amortization and write-off of deferred finance charges	1,406	1,301
Unrealized (gain)/loss on derivatives	(7,938)	1,254
Unrealized foreign exchange loss/(gain)	12,758	(3,311)
Share based compensation	75	75
Change in operating assets and liabilities	3,984	(3,580)
Net cash provided by operating activities	49,025	77,883
Cash Flows from Investing Activities:
Vessel advances, net of proceeds from sale of assets	(31,339)	(59,212)
Acquisition of short-term investments	(4,811)	(99)
Maturity/(increase) in bank time deposits, net	12,183	(79,226)
Net cash used in investing activities	(23,967)	(138,537)
Cash Flows from Financing Activities:
Proceeds from/(principal payments of) long-term debt, net	1,486	(26,093)
Dividends paid	(14,378)	(9,112)
Payment of deferred financing costs and other financing liabilities	(693)	(617)
Repurchase of common stock	(10,682)	(2,647)
Net cash used in financing activities	(24,267)	(38,469)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	791	(99,123)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	454	(14)
Cash, cash equivalents and restricted cash at beginning of period	91,558	151,254
Cash, cash equivalents and restricted cash at end of period	92,803	52,117

TABLE 7

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2025	2026	2025	2026
Adjusted Net income
Net income	1,698	35,157	8,943	57,363
Less Gain on sale of assets	—	(4,105)	—	(4,105)
Less (Gain)/Loss on derivatives	(5,669)	387	(8,054)	1,175
Plus Foreign currency loss/(gain)	6,937	(828)	9,851	(3,092)
Adjusted Net income	2,966	30,611	10,740	51,341
EBITDA - Adjusted EBITDA
Net income	1,698	35,157	8,943	57,363
Plus Net Interest expense	6,735	4,493	12,912	9,488
Plus Depreciation	15,108	14,498	29,796	28,886
Plus Amortization and write-off of deferred finance charges	666	680	1,406	1,301
EBITDA	24,207	54,828	53,057	97,038
Less Gain on sale of assets	—	(4,105)	—	(4,105)
Less (Gain)/Loss on derivatives	(5,669)	387	(8,054)	1,175
Plus Foreign currency loss/(gain)	6,937	(828)	9,851	(3,092)
ADJUSTED EBITDA	25,475	50,282	54,854	91,016
Earnings per share
Net income	1,698	35,157	8,943	57,363
Less Preferred dividend	2,000	2,000	4,000	4,000
Net (loss)/income available to common shareholders	(302)	33,157	4,943	53,363
Weighted average number of shares	102,483,778	101,830,027	103,764,090	101,997,252
Earnings per share	—	0.33	0.05	0.52
Adjusted Earnings per share
Adjusted Net income	2,966	30,611	10,740	51,341
Less Preferred dividend	2,000	2,000	4,000	4,000
Adjusted Net income available to common shareholders	966	28,611	6,740	47,341
Weighted average number of shares	102,483,778	101,830,027	103,764,090	101,997,252
Adjusted Earnings per share	0.01	0.28	0.06	0.46

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are non-US GAAP financial measurements.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

- Adjusted Net income represents Net income before gain on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

- Adjusted earnings per share represents Adjusted Net income less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance.

The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in: (i) understanding and analyzing the results of our operating and business performance; (ii) selecting between investing in us and other investment alternatives; and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded ite ms.

TABLE 8: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Month Period Ended June 30,		Six-Month Period Ended June 30,
	2025	2026	2025	2026
FLEET DATA
Number of vessels at period end	47	46	47	46
Average age of fleet (in years)	10.26	10.34	10.26	10.34
Ownership days (1)	4,254	4,102	8,394	8,152
Available days (2)	4,133	4,021	8,236	8,071
Average number of vessels in the period (3)	46.75	45.13	46.38	45.07
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 14,857	$ 20,642	$ 14,756	$ 18,862
Daily vessel operating expenses (5)	$ 6,607	$ 6,207	$ 6,192	$ 5,718
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 5,604	$ 5,445	$ 5,575	$ 5,297
Daily general and administrative expenses (7)	$ 1,809	$ 1,738	$ 1,710	$ 1,760
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 68,689	$ 91,221	$ 135,904	$ 169,001
Less commissions	(2,944)	(3,756)	(5,811)	(7,145)
Less voyage expenses	(4,342)	(4,466)	(8,561)	(9,623)
Time charter equivalent revenue	$ 61,403	$ 82,999	$ 121,532	$ 152,233
Available days (2)	4,133	4,021	8,236	8,071
Time charter equivalent rate (4)	$ 14,857	$ 20,642	$ 14,756	$ 18,862

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, dry-dockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Market trend information

The maritime dry bulk shipping industry is inherently volatile and cyclical in nature, subject to significant market fluctuations and geopolitical disruptions — including but not limited to trade tensions, trade wars, protectionism, port fees, tariffs, regional conflicts, sanctions, and macroeconomic shifts — many of which are outside the control of management, and accordingly, past financial performance should not be considered indicative of, or relied upon as a basis for, future results, projections, or investment decisions.

War in Ukraine

As a result of the war between Russia and Ukraine that commenced in February 2022, the US, the EU, the UK, Switzerland and other countries have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. We intend to comply with these requirements and will address their potential consequences. We do not have any Ukrainian or Russian crews, and our vessels currently do not sail in the Black Sea. While we conduct only limited operations in Russia, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Trade disruption in the Red Sea, through the Strait of Hormuz and conflicts in the Middle East

Due to the attacks on merchant vessels in the southern Red Sea, there has been a disruption in the maritime trade and supply chains through the Mediterranean Sea and the Suez Canal. On November 11, 2025, the Houthis announced a suspension of maritime operations in the Red Sea. Since the beginning of this disruption, we have diverted our fleet from sailing in the Red Sea region. While our vessels currently do not sail through the Red Sea, we are closely monitoring developments, including any signs of a potential normalization of the trade route, in order to assess the potential impact on our operations.

The conflict between the United States and Iran, which commenced in March 2026, has resulted in severe and ongoing maritime trade disruption through the Strait of Hormuz, one of the world's most strategically significant maritime chokepoints, through which a substantial portion of global oil, fertilizers and liquified natural gas exports transit, and has triggered a dramatic and immediate spike, globally, in oil and bunker fuel prices. A prolonged closure of the Strait of Hormuz or a broader regional escalation involving Gulf states could affect global development and world trade which is turn could affect dry-bulk commodities' transportation, could increase the Company's operating costs, war-risk insurance premiums, bunker fuel and voyage expenses, and could adversely affect the Company's operations or financial performance.

Contracted employment

The detailed fleet and employment profile of the Company as of July 24, 2026, is presented in Table 9 below:

Table 9: Detailed fleet and employment profile as of July 24, 2026

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Zoe	75,000	2013	Japan	Spot	$ 18,000	5.00%	July 2026	September 2026
Koulitsa 2	78,100	2013	Japan	Spot	$ 21,500	5.00%	June 2026	September 2026
Kypros Land	77,100	2014	Japan	Period	BPI 82 5TC * 102%	5.00%	December 2025	June 2026
					$ 20,028	5.00%	July 2026	September 2026
					BPI 82 5TC * 102%	5.00%	October 2026	November 2026
					BPI 82 5TC * 102.5%	5.00%	November 2026	June 2027
Kypros Sea	77,100	2014	Japan	Spot	$ 21,500	5.00%	June 2026	August 2026
				Period	$ 20,000	5.00%	August 2026	January 2027
Kypros Bravery	78,000	2015	Japan	Period	$ 20,550	5.00%	August 2025	December 2026
Kypros Sky	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2026
Kypros Loyalty	78,000	2015	Japan	Period	$ 18,600	5.00%	March 2026	December 2026
Kypros Spirit	78,000	2016	Japan	Spot[24]	$ 16,000	5.00%	June 2026	August 2026
Kamsarmax
Pedhoulas Commander[21]	83,700	2008	Japan	Period	$ 17,000	5.00%	February 2026	August 2026
Pedhoulas Rose	82,000	2017	China	Period[18]	$ 22,750	5.00%	June 2026	July 2026
					$ 16,400	5.00%	July 2026	October 2026
Pedhoulas Cedrus[14]	81,800	2018	Japan	Spot	$ 24,850	5.00%	July 2026	September 2026
Vassos[8]	82,000	2022	Japan	Period	$ 16,000	5.00%	May 2026	November 2026
Pedhoulas Trader[13]	82,000	2023	Japan	Period	$ 18,750	5.00%	March 2026	September 2026
Morphou	82,000	2023	Japan	Period	$ 17,000	5.00%	January 2026	October 2026
Rizokarpaso[15]	82,000	2023	Japan	Period	$ 16,325	5.00%	January 2026	October 2026
Ammoxostos[11]	82,000	2024	Japan	Spot	$ 17,500	5.00%	June 2026	August 2026
Kerynia	82,000	2024	Japan	Spot[23]	$ 17,800	5.00%	July 2026	August 2026
Pedhoulas Farmer	82,500	2024	China	Period	$ 23,250	5.00%	April 2026	July 2026
				Period	$ 15,900	5.00%	July 2026	October 2026
					BPI 82 1A * 118%	5.00%	October 2026	November 2026
Pedhoulas Fighter	82,500	2024	China	Period	$ 17,000	5.00%	April 2026	October 2026
Efrossini	82,000	2025	Japan	Spot	$ 24,500	5.00%	June 2026	August 2026
Katerina	82,000	2026	Japan	Period	$ 18,300	3.75%	April 2026	January 2027
Maritsa	81,800	2026	Japan	Period	$ 22,000	5.00%	June 2026	November 2026
Post-Panamax
Marina	87,000	2006	Japan	Period[18]	$ 16,500	5.00%	May 2026	August 2026
					BPI 82 1A * 108%	5.00%	August 2026	August 2026
Xenia[21]	87,000	2006	Japan	Period[18]	$ 18,250	5.00%	March 2026	August 2026
Sophia	87,000	2007	Japan	Spot[18]	$ 16,000	5.00%	July 2026	August 2026
Eleni	87,000	2008	Japan	Dry-dock			July 2026	August 2026
Martine	87,000	2009	Japan	Spot[18]	$ 18,850	5.00%	July 2026	August 2026
Andreas K	92,000	2009	South Korea	Spot[18]	$ 20,200	5.00%	July 2026	August 2026
Agios Spyridonas	92,000	2010	South Korea	Spot[18]	$ 29,000	5.00%	July 2026	September 2026
Venus Heritage	95,800	2010	Japan	Spot[18]	$ 17,000	5.00%	June 2026	August 2026
Venus History	95,800	2011	Japan	Spot[18]	$ 18,500	4.38%	July 2026	September 2026
Venus Horizon	95,800	2012	Japan	Period[18]	$ 16,000	5.00%	January 2026	September 2026
Venus Harmony	95,700	2013	Japan	Period	$ 17,750	5.00%	February 2026	September 2026
Troodos Sun[16]	85,000	2016	Japan	Period[18]	$ 19,075	5.00%	February 2026	October 2026
Troodos Air	85,000	2016	Japan	Period[18]	$ 20,675	3.75%	July 2026	January 2027
Troodos Oak	85,000	2020	Japan	Period	$ 20,850	5.00%	July 2026	January 2027
Climate Respect	87,000	2022	Japan	Period	$ 20,250	5.00%	April 2026	September 2026
Climate Ethics	87,000	2023	Japan	Period	$ 21,500	5.00%	July 2026	November 2026
Climate Justice	87,000	2023	Japan	Period	$ 17,600	5.00%	January 2026	November 2026
Capesize
Mount Troodos	181,400	2009	Japan	Period[18,20]	$ 20,000	5.00%	July 2024	May 2027
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[18]	$ 22,375	3.75%	August 2025	December 2026
Aghia Sofia[10]	176,000	2012	China	Period[19]	$ 27,000	5.00%	February 2026	September 2027
Stelios Y	181,400	2012	Japan	Period[18,9]	BCI 5TC * 117%	3.75%	November 2024	December 2025
					$ 28,958	3.75%	January 2026	December 2026
					BCI 5TC * 117%	3.75%	January 2027	February 2027
Lake Despina [7]	181,400	2014	Japan	Period[18,6]	$ 25,911	3.75%	December 2024	July 2028
Maria	181,300	2014	Japan	Period[18,17]	$ 25,950	5.00%	April 2024	March 2028
TOTAL	4,542,400
CHARTERED-IN
Arethousa[22]	75,000	2012	Japan	Period	$ 18,900	5.00%	May 2026	December 2026
TOTAL	75,000
Orderbook
TBN	82,000	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	81,200	Q1 2027	China
TBN	81,800	Q1 2027	Japan
TBN	82,500	Q3 2028	China
TBN	82,500	Q1 2029	China
TBN	82,000	Q2 2029	Japan
TBN	82,000	Q2 2029	Japan
TBN	82,000	Q3 2029	Japan
TBN	182,000	Q4 2029	Japan
TOTAL	837,200

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 24, 2026, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and do not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500. In September 2024, the Company agreed the extension of the long-term period time charter. The new time charter period will commence in December 2024 with a minimum duration of four years until July 2028 at a gross daily time charter rate of $24,000, plus a one-off $2.5 million payment upon the new period charter commencement, plus compensation for the use of the Scrubber.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price. The purchase option was exercised in September 2025, and the vessel will be acquired in October 2026.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) A period time charter for a duration of  two and a half  years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years at a gross daily charter rate of $23,000.

(10) MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of five years with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11)  MV Ammoxostos was sold and leased back in January 2024 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) MV Pedhoulas Trader was sold and leased back in September 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) MV Rizokarpaso was sold and leased back in November 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) A period time charter for a duration of 48 to 60 months at a gross daily charter rate of $25,950. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 12 to 30 months at a gross daily charter rate of $26,250.

(18) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(19) Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(20) A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate. In December 2025, the charterer exercised the option and extended the period time charter to a total duration of 34 to 36 months.

(21) In May 2026, the Company entered into agreements for the sale of two vessels, Xenia, a 2006 Japanese-built Post-Panamax dry bulk vessel, for a gross sale price of $12.8 million, and Pedhoulas Commander, a 2008 Japanese-built Kamsarmax dry bulk vessel, for a gross sale price of $14.7 million. Both vessels are expected to be delivered to their new owners with their scheduled dry-dockings due, upon completion of their current voyages.

(22) In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, and upon delivery of the vessel to her new owners, renamed MV Arethousa, she was immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of 10 to 14 months. In July 2024, the Company extended the period of the charter agreement for a duration of five to seven months at a gross daily charter rate of $15,500 commencing from September 2024. In October 2024, the Company further extended the period of the charter agreement for an additional duration of four to seven months commencing from February 2025 at a gross daily charter rate of $13,750 for the first four months and $15,500 thereafter. In May 2025, the Company extended the period of the charter agreement for an additional duration of three to five months commencing from June 2025 at a gross daily charter rate linked to the BPI-74 4TC times 107.5% until 1 September 2025 and $12,500 thereafter. In August 2025, the Company further extended the period of the charter agreement for an additional duration of six to eight months commencing from September 2025 at a gross daily charter rate of $12,500. In March 2026 the Company further extended the period of the charter agreement for an additional duration of six to nine months commencing from May 2026  at a gross daily charter rate of $16,750

(23)  A spot time charter at a daily gross charter rate of $17,800 plus ballast bonus of $0.2 million upon charter commencement.

(24)  A spot time charter at a daily gross charter rate of $16,000 plus ballast bonus of $0.1 million upon charter commencement.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is dual-listed on the NYSE and Euronext Athens, trading under the symbol “SB”. The Company’s Series C and Series D preferred shares are listed on the NYSE under the symbols “SB.PR.C” and “SB.PR.D”, respectively.

About the Report for the Second Quarter and Six-Months 2026 Results

The financial statements, and other financial information included in this report, have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) and, together with the disclosures included herein, fairly present in all material respects the financial condition, results of operations, changes in stockholders' equity, and cash flows of the Company as of, and for, the periods presented in this report, in accordance with Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry-bulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, tariffs imposed as a result of trade war and trade protectionism, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction, the inability to develop a liquid trading market for the Company’s shares of common stock on Euronext Athens, and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact: Dr. Loukas Barmparis President Safe Bulkers, Inc. Tel.: +30 21 11888400 +357 25 887200 E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com

Anna Wichmann Capital Link Athens Tel +30-210-6109-800 E-Mail: safebulkers@capitallink.com